UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                     (Amendment No. __1__)*


                     Cannon Express, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)


             Common Stock, par value $.01 per Share
-----------------------------------------------------------------
                 (Title of Class of Securities)


                           137694 10 5
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                         (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



               This document consists of 7 pages.

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
                          SCHEDULE 13G


CUSIP No. 137694 10 5                 Page --2-- of --7-- Pages

1.   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Dean G. Cannon


2.   Check the Appropriate Box if a Member of a Group*
     (a) [x]
     (b) [ ]



3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES    5. Sole Voting Power

BENEFICIALLY           355,565

OWNED BY            6. Shared Voting Power

EACH                   1,603,651

REPORTING
                    7. Sole Dispositive Power
PERSON
                       355,565
WITH

                    8. Shared Dispositive Power

                       1,603,651

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     1,959,216


10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*  ____

11.  Percent of Class Represented by Amount in Row 9

     62%

12.  Type of Reporting Person*

     IN

       * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 137694 10 5                 Page --3-- of --7-- Pages

1.    Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

      Rose Marie Cannon

2.    Check the Appropriate Box if a Member OF A GROUP*
      (a) [x]
      (b) [ ]

      See attached Exhibit to Schedule 13G

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States of America



NUMBER OF SHARES    5. Sole Voting Power

BENEFICIALLY           355,565

OWNED BY            6. Shared Voting Power

EACH                   1,603,651

REPORTING           7. Sole Dispositive Power

PERSON                 355,565

WITH                8. Shared Dispositive Power

                       1,603,651

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,959,216

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

      [ ]

11.   Percent of Class Represented by Amount in Row 9

      62%

12.   Type of Reporting Person*

      IN


*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 137694 10 5                              Page--4-- of --7-- Pages

ITEM 1(a)      NAME OF ISSUER

               Cannon Express, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1457 Robinson, P.O. Box 364, Springdale, Arkansas

ITEM 2(a)      NAME OF PERSON FILING:

               Dean G. Cannon ("DGC"); Rose Marie Cannon ("RMC")
               Unless otherwise indicated, answers to Items 2 through 10 below apply equally to DGC and RMC.

      (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               2500 Valley View
               Springdale, Arkansas  72764

      (c)      CITIZENSHIP:

               United States

      (d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.01 per share

      (e)      CUSIP NUMBER:

          137694 10 5

ITEM 3    If this statement is filed pursuant to Rules
          13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)[ ]    Broker or Dealer registered under Section 15 of the
          Act
(b)[ ]    Bank as defined in Section 3(a)(6) of the Act
(c)[ ] Insurance Company as defined in Section 3(a)(19) of the Act
(d)[ ]    Investment Company registered under Section 8 of the
          Investment Company Act
(e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
          Section 240.13d-1(b)(1)(ii)(F)
(g)[ ]    Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

CUSIP No. 137694 10 5                 Page --5-- of --7-- Pages

(h)[ ]    Group, in accordance with
          Section 240.13d-1(b)(1)(ii)(H)

          Not Applicable


ITEM 4    Ownership.

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned:

          1,603,651

      (b) Percent of Class:

          62%

      (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote

                 DGC:  355,565
                 (Note 1: Includes 343,150 shares directly owned by DGC and 12,415 shares subject to presently exercisable options)

                 RMC:  355,565
                 (Note 2: Includes 343,150 shares directly owned by RMC and 12,415 shares subject to presently exercisable options)

          (ii)   shared power to vote or to direct the vote

                 DGC:  1,603,651
                 (Note 1: Includes 343,150 shares owned by RMC to which shared power is attributed due to her relationship as spouse to DGC, 12,415 shares subject to presently exercisable options in favor of RMC and 1,248,086 shares held jointly with right of survivorship by DGC and RMC.)

                 RMC:  1,603,651
                 (Note 2: Includes 343,150 shares owned by DGC to which shared power is attributed due to his relationship as spouse to RMC, 12,415 shares subject to presently exercisable options in favor of DGC and 1,248,086 shares held jointly with right of survivorship by DGC and RMC.)

CUSIP No. 137694 10 5                              Page--6-- of --7-- Pages

          (iii)  sole power to dispose or to direct the
                 disposition of

                 DGC:  355,565
                 (See Note 1 to Item 4(c)(i))

                 RMC:  355,565
                 (See Note 2 to Item 4(c)(i))

          (iv) shared power to dispose or to direct the disposition of

                 DGC:  1,603,651
                 (See Note 1 to Item 4(c)(ii))

                 RMC:  1,603,651
                 (See Note 2 to Item 4(c)(ii))

ITEM 5    Ownership of Five Percent or Less of a Class.

          Not Applicable


ITEM 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

ITEM 8    Identification and Classification of Members of the Group.

          Not Applicable

ITEM 9    Notice of Dissolution of Group.

          Not Applicable


ITEM 10   Certification.

          Not Applicable

CUSIP NO. 137694 10 5                 Page --7-- of --7-- Pages

Signature.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1997



 /s/ Dean G. Cannon
----------------------------------------
Dean G. Cannon



 /s/ Rose Marie Cannon
----------------------------------------
Rose Marie Cannon



Exhibit to Schedule 13G

     Pursuant to Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission (the "Commission"), the undersigned hereby agree that the Schedule 13G to which this Agreement is attached as an exhibit is filed with the Commission on behalf of each of the undersigned as spouses with respect to their ownership of Common Stock, par value $.01 per share, of Cannon Express, Inc.

     In Witness Whereof, the parties have executed this Agreement as of this 14th day of February, 1997.





 /s/ Dean G. Cannon
---------------------------------
Dean G. Cannon


 /s/ Rose Marie Cannon
---------------------------------
Rose Marie Cannon